SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3 )*

                         SUNSTONE HOTEL INVESTORS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, par value $0.01 per share
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                         (Title of Class of Securities)

                                  867933 10 3
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                                 (CUSIP Number)

                                Robert A. Alter
                        Sunstone Hotel Properties, Inc.
                               903 Calle Amanecer
                      San Clemente, California 92673-6212

                                With a copy to:

                          Steven L. Lichtenfeld, Esq.
                               Battle Fowler LLP
                               Park Avenue Tower
                              75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 5, 1999
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|;.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 867933 10 3                                          Page 2 of 4 pages

         This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on April 15, 1999 (the "Schedule 13D") which relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Sunstone Hotel Investors, Inc., a Maryland corporation (the "Company"). Capitalized terms used herein but not defined shall have the meanings attributed to them in the Schedule 13D.

         Items 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

         The Special Committee of the Board of Directors of the Company has requested additional time so that it may continue to review and evaluate SHP Acquisition's proposal to acquire all of the Common Stock contained in the Proposal Letter dated April 5, 1999. By letter dated April 30, 1999 from SHP Acquisition to the Board of Directors of the Company (attached as Exhibit 7 to Amendment No. 2 to the Schedule 13D), SHP Acquisition extended the proposal until 5:00 p.m., California time, on May 5, 1999. By letter dated May 5, 1999 from SHP Acquisition to the Board of Directors of the Company (attached hereto as Exhibit 8), SHP Acquisition has stated that it is willing to continue to discuss the proposal with the Special Committee and its representatives, and that the proposal will remain open until such time as SHP Acquisition informs the Special Committee otherwise. SHP Acquisition has reserved the right, however, to withdraw the proposal at any time.

Item 7.  Material to Be Filed as Exhibits.

         Item 7 of the Schedule 13D is amended and supplemented by adding the following exhibit thereto:

         8. Letter dated May 5, 1999 from SHP Acquisition, L.L.C. to Sunstone Hotel Investors, Inc.

                      [Signature page immediately follows]

CUSIP NO.  867933 10 3                                         Page 3 of 4 pages



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, correct and complete.


Dated:  May 5, 1999


                                                /s/ Robert A. Alter
                                                -----------------------------
                                                Robert A. Alter


                                                *
                                                -----------------------------
                                                Charles L. Biederman


                                                *
                                                -----------------------------
                                                Randy C. Hulce


                                                *
                                                -----------------------------
                                                Douglas C. Sutten


                                                *By: /s/ Robert A. Alter
                                                     ------------------------
                                                     Robert A. Alter, Pro Se and
                                                     Attorney-in-Fact

CUSIP NO. 867933 10 3                                          Page 4 of 4 pages

      INDEX TO EXHIBITS

Exhibit Number                       Description of Exhibits
------------------                   -------------------------

8.                                   Letter   dated   May  5,   1999   from  SHP
                                     Acquisition,   L.L.C.   to  Sunstone  Hotel
                                     Investors, Inc.